

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2024

Enrique Mayor-Mora
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400
Richmond, Virginia 23238

> **Re: CarMax Auto Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed November 14, 2024**
> **File No. 333-283219**

Dear Enrique Mayor-Mora:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Receivables
Characteristics of the Receivables, page 68

2.   Please update the date ranges shown on the Distribution of the Receivables tables on pages 74-75 to reflect more current financed vehicle model years to be included in the pool.

Description of the Notes
Payments of Interest, page 96

3.   The definition of "Term SOFR" on page 97 refers to "the forward-looking term rate based on SOFR . . . as such rate is posted to FRBNY's Website." However, forward-looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by third-party administrators (e.g., CME Group), not by the Federal Reserve Bank of New York. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.

4.   The definition of "FRBNY's Website" on page 97 includes a website address that does not appear to be a functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York's website.

Underwriting, page 163

5.   We note your disclosure on page 164 that the underwriters may execute short sales in the Notes (referred to as a "naked" short sale) or may engage in similar transactions. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law, including Rule 192.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Structured Finance